# SEC Schedule 13G/A (Amendment No. 8) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Elastic N.V., CIK 0001707753
CUSIP: N14506104
Title of class of securities: Ordinary Shares, Euro 0.01 par value per share
Address of issuer's principal executive offices: 33 NEW MONTGOMERY ST., 9TH FLOOR, SAN FRANCISCO, California (CA), 94105
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001753445

## Reporting persons
- Shay Banon: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 5,483,939; shared voting power 0; sole dispositive power 5,483,939; shared dispositive power 0; aggregate amount beneficially owned 5,483,939 (5.2% of the class)
  Comment: Rows 5 through 9 include 114,780 Ordinary Shares, Euro 0.01 par value per share, of the Issuer ("Ordinary Shares") subject to options held by Mr. Banon that are exercisable within 60 days of September 30, 2026.
  
  Percent of class is calculated based on (i) 104,991,280 Ordinary Shares outstanding as of August 21, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2026, filed with the Securities and Exchange Commission on August 28, 2026 and (ii) 114,780 Ordinary Shares subject to options held by Mr. Banon that are exercisable within 60 days of September 30, 2026.

## Item 1. Issuer
Name of issuer: Elastic N.V.
Address of issuer's principal executive offices: Not applicable

## Item 2. Person Filing
Name of person filing: Shay Banon
Address of principal business office or, if none, residence:
c/o Elastic N.V.
33 New Montgomery St., 9th Floor
San Francisco, California 94105
Citizenship: State of Israel

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 5,483,939
Percent of class: 5.2
Sole power to vote or to direct the vote: 5,483,939
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 5,483,939
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Shay Banon: /s/ Shay Banon, Shay Banon (11/13/2026)